Exhibit 1.01

NRG Energy, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2017

1.     Overview

This report for the year ended December 31, 2017, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The term “conflict minerals” is defined as columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin and tungsten. For the purposes of this report, tin, tungsten, tantalum and gold will collectively be referred to as “3TGs”. The term “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo (the “DRC”) and the following adjoining countries: the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola.

This report has been prepared by management of the Company (herein referred to as “NRG,” the “Company,” “we,” “us,” or “our”) with the assistance of our third-party vendor, Assent Compliance (“Assent”). The information includes the activities of all majority-owned subsidiaries and consolidated joint ventures. It does not include the activities of minority-owned subsidiaries and variable interest entities that are not required to be consolidated.

Company Overview

NRG is a leading integrated power company built on the strength of a diverse competitive electric generation portfolio and leading retail electricity platform. NRG aims to create a sustainable energy future by producing, selling and delivering electricity and related products and services in major competitive power markets in the U.S. in a manner that delivers value to all of NRG's stakeholders. The Company owns and operates approximately 30,000 MW of generation; engages in the trading of wholesale energy, capacity and related products; transacts in and trades fuel and transportation services; and directly sells energy, services, and innovative, sustainable products and services to retail customers under the names “NRG”, "Reliant" and other retail brand names owned by NRG. NRG was incorporated as a Delaware corporation on May 29, 1992.

On September 16, 2014, NRG acquired Goal Zero LLC (“Goal Zero”), a provider of portable solar power and battery pack products and accessories. As a result of the acquisition, Goal Zero became a wholly owned subsidiary of NRG.

Product Overview

Goal Zero specializes in portable solar power and battery pack products and accessories. Goal Zero conducted an analysis of the materials used in the production of its products and determined that substantially all of its products may contain 3TGs. The Company expects that 3TGs may be found in Goal Zero’s products within the following component parts:

• Tantalum, used in capacitors;
• Tin, used in soldered components;
• Tungsten, used in coatings, alloys, heating elements and electrodes; and
• Gold, used in circuit boards, electrodes and electronic components.

Therefore, NRG concluded that it was subject to the Rule and thus required to conduct a good-faith, reasonable country of origin inquiry (“RCOI”) reasonably designed to determine whether any of the necessary 3TGs in our products either originated in the Covered Countries or came from recycled or scrap materials.

Policies relating to Conflict Minerals

Goal Zero’s supply contracts require suppliers to represent and ensure that they supply Goal Zero with only 3TGs that are “conflict free” as that term is defined in the Rule, unless otherwise agreed to by Goal Zero. Goal Zero also requires that its suppliers agree that they will inform all of their own suppliers of this policy and undertake to ensure that such policy is complied with throughout the supply chain. Goal Zero reserves the right, in its contracts, to audit its suppliers’ compliance at any time, and to terminate supply agreements if there is a material breach of the agreement.

In addition, in May 2016, NRG adopted manufacturing standards (the “Manufacturing Standards”) with which all of Goal Zero’s suppliers are required to comply. The Manufacturing Standards address compliance with laws and regulations, and require suppliers to abide by the applicable laws and regulations of the country in which they are doing business, including, but not limited to, laws related to labor practices, health and safety, environmental responsibility, and anti-corruption. We believe that the standards also set requirements based on industry best practices and international conventions, including those related to 3TGs.

Manufacturing & Supply Chain

Goal Zero does not directly manufacture any products. Goal Zero contracts for the manufacture and assembly of its products through a competitive global supply process. The suppliers then source both raw materials and purchased parts. Goal Zero has 35 direct material suppliers globally, and there are generally multiple tiers between the 3TG mines and Goal Zero’s direct suppliers. Therefore, we rely on the direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to Goal Zero — including sources of 3TGs that are supplied to them from lower tier suppliers. Contracts with Goal Zero’s suppliers are frequently in force for multiple years and we cannot always unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, we are requiring Goal Zero’s suppliers to provide information about the presence of conflict minerals in the products they supply to us and about the smelter sources of any 3TGs.

Reasonable Country of Origin Inquiry

The Rule requires us to conduct in good-faith an RCOI. As part of our RCOI, we implemented a survey process for assessing our current products and the supply chain associated with the components and materials that go into these products. Given the limited number of direct suppliers for Goal Zero’s products, we determined at this time to include all of Goal Zero’s suppliers who provided parts or components that we reasonably believed were likely to contain 3TGs, based upon spend data through September 30, 2017, in our survey process. We also confirmed that our supplier list did not materially change between September 30, 2017, and December 31, 2017.

Through its SaaS platform, Assent then requested that all identified suppliers provide information to us regarding 3TGs and smelters, using the template provided by the Responsible Business Alliance - RBA and the Global e-Sustainability Initiative (“GeSI”), known as the Conflict Minerals Reporting Template (“CMRT”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions about a direct supplier’s conflict minerals policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TGs used by those facilities.

Efforts to Determine Mine or Location of Origin

Our reasonable country of origin inquiry consisted of surveying tier one suppliers. We utilized the CMRT template, which includes information regarding the smelters, origin of conflict minerals, supplier due diligence program and whether the material originates from recycled or scrap sources. The tier one suppliers performed similar reasonable country of origin inquiry procedures to identify the chain of custody from their suppliers back to the smelter and origin. We relied on the good faith efforts of the tier one suppliers to provide us with reasonable information and representations relating to the smelter and country of origin. The smelter or refiner facilities that were identified are contained in Appendix A. See “Smelters or Refiners and Country of Origin of 3TGs” below for more detail regarding the information contained in Appendix A.

We have determined that requesting Goal Zero’s direct suppliers complete the CMRT represents our reasonable best efforts to determine the mine or locations of origin of 3TGs in Goal Zero’s supply chain.

Conclusion

We were unable with assurance to determine the origin of the 3TGs in all of Goal Zero’s products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC this report as an Exhibit to Form SD.

This report is publicly available on our website at http://investors.nrg.com/phoenix.zhtml?c=121544&p=irol-sec.

2.	Due Diligence Process

2.1	Design of Due Diligence

In accordance with the Rule, we undertook due diligence efforts to determine the country, mine or location of origin and facilities used to produce the conflict minerals used in our products. Our due diligence measures have been designed to conform, in all material respects, with the internationally-recognized framework in The Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

2.2	Management Systems

Compliance Team

NRG’s management system for conflict minerals covering calendar year 2017 was sponsored by our Chief Compliance Officer and was supported by the Goal Zero management team, and a team of subject matter experts from relevant Goal Zero and NRG functions such as Operations, Corporate Compliance, Purchasing, Engineering, Product Development, and Legal. The team of subject matter experts was responsible for implementing our conflict minerals compliance strategy for calendar year 2017, and was led by the Chief Compliance Officer, who acted as the executive conflict minerals program manager. The Audit Committee of the Board of Directors of the Company (the “Audit Committee”) and senior management have been and continue to be informed about the results of our due diligence efforts on a regular basis.

In addition, NRG engaged Assent to query Goal Zero’s direct suppliers, which were identified to Assent by us in connection with our due diligence process, as well as to assist us in completing the due diligence process as described in this report.

Internal Controls

We have put into place necessary controls to promote compliance with the Rule. Controls include, but are not limited to, the NRG Code of Conduct (as defined below), the Manufacturing Standards, and conflict mineral compliance language in all of Goal Zero’s supplier agreements.

Grievance Mechanisms

NRG has a Code of Conduct whereby employees and third-parties can learn about NRG’s policies (the “NRG Code of Conduct”). The NRG Code of Conduct, which is posted on NRG’s public website and its internal intranet site, contains multiple methods to report violations of NRG’s policies. In addition, NRG has a Supplier Code of Conduct containing similar information to the NRG Code of Conduct. The NRG Code of Conduct establishes the manner in which employees and others may report any matters they believe may violate the NRG Code of Conduct, and for the investigation and resolution of all such reports. They include the Ethics Alertline at nrg.alertline.com and the NRG Ethics Helpline at 888-263-0463, which permits individuals to provide confidential and anonymous reporting. The NRG Ethics Helpline (888-263-0463) and Alertline (www.nrg.alertline.com) are available 24 hours a day, seven days a week. They are administered by an outside company to ensure confidentiality and anonymity, if desired. Calls are not traced or recorded, and NRG does not keep any identifiable information regarding the sender of an online communication.

NRG’s Code of Conduct is easily accessible under the heading “Governance” on the Company’s website at www.nrg.com.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have utilized the CMRT version 5.0 or higher and the Assent Compliance Manager web-based reporting tool for collecting conflict minerals declarations from Goal Zero’s suppliers. The use of these tools has allowed us to assist suppliers in understanding our expectations and requirements and increase the rate of responses we have received from our suppliers to our survey requests. As an improvement, this year we used Assent’s learning management system, Assent University, to make conflict minerals training courses available to all of our in-scope suppliers.

Maintain records

NRG has a document retention policy, which requires the Company to retain relevant documentation for a period of 7 years, which is consistent with the OECD requirement.

2.3	Identify and assess risk in the supply chain

Our reasonable country of origin inquiry consisted of surveying tier one suppliers. We utilized the CMRT template, which includes information regarding the smelters, origin of conflict minerals, supplier due diligence program and whether the material originates from recycled or scrap sources. We worked with suppliers to identify the downstream sources of their conflict minerals through the CMRTs and follow-up on invalid responses on the CMRTs, and used a risk-based assessment of identified smelters and assessment of the conflict minerals programs of its suppliers, as described below. All of the information and findings from this process and activities are stored in a database maintained by Assent that can be tracked and audited.

In accordance with OECD Guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters not being certified DRC-Conflict Free pose a significant risk to the Supply Chain. The Assent Compliance Manager software classifies each listed smelter or refiner as high, medium or low risk based on three scoring criteria: Responsible Minerals Assurance Process – RMAP audit status, geographic proximity to the Covered Countries, and known or plausible evidence of unethical or conflict sourcing. If any smelter or refiner is not recognized by the RMI we conduct outreach and research to gain more information about whether they are a smelter or a refiner, sourcing practices, location, and country of origin. Additionally, if any smelter is not certified conflict-free, we conduct outreach providing education on the RMAP and encouraging them to join this program. Through Assent, any CMRTs submitted by our suppliers that included any Red Flag smelters were asked to submit a product-level CMRT so we could determine if there was a connection between the red flag smelters originally listed and the products they supply to us. Suppliers were notified of the fact that one or more high-risk smelters appeared on their CMRT and were encouraged to engage in risk mitigation activities.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program does meet the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are:

A. Do you have a policy in place that includes DRC conflict-free sourcing?
E. Have you implemented due diligence measures for conflict-free sourcing?
G. Do you review due diligence information received from your suppliers against your company’s expectations?
H. Do you verify due diligence information received from your suppliers?

When suppliers meet or exceed the criteria (by responding yes to questions A, E, G and H set forth above), they are deemed to have a strong program. When suppliers do not meet the criteria, they are deemed to have a weak program.

Neither NRG nor Goal Zero have a direct relationship with any smelters and refiners and, as a result, do not perform or direct audits of these entities within their supply chain. Smelter and refiner information was captured as part of the CMRT, as some suppliers provided the names of facilities it used as smelters or refiners. After obtaining the CMRT through the due diligence processes described above, we compared the smelters and refiners used by relevant suppliers against an independently verified list of smelters and refiners leveraging the audit results from the RMI (http://www.responsiblemineralsinitiative.org/ ) (which website is not incorporated by reference herein) as well as responses in the CMRT to gather the country, location and mine of origin information.

2.4	Design and Implement a Strategy to Respond to Risks

NRG has created a risk management plan, through which the conflict minerals program is implemented, managed and monitored. The status of and any updates to this risk management plan are provided regularly to the Audit Committee and to senior management.

As part of our risk management plan, to ensure Goal Zero’s suppliers understand our expectations, we have communicated directly with these suppliers (orally and in writing), and included relevant information in our contracts with these suppliers, the Manufacturing Standards and the NRG Code of Conduct.

As described above, we would not engage any suppliers where we have reason to believe they are supplying us with 3TGs from sources that may support conflict in the Covered Countries. Should a supplier report information on a CMRT that would lead us to believe that their sourcing of 3TGs would support such conflict, we would engage in risk mitigation activities with such supplier.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in Goal Zero’s products, including (1) seeking information about 3TG smelters and refiners in Goal Zero’s supply chain through requesting that suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding RMI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable.

2.5	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Since neither NRG nor Goal Zero source directly from smelter or refiner processing facilities, we rely on the RMAP to oversee and coordinate third-party audits of these facilities, which include audits conducted by RMI. The RMAP audit protocols and procedures were designed by the RMI who engage specially trained third-party auditors to independently verify that these smelters and refiners can be deemed conflict-free. We utilize the information provided by the RMI to validate the sourcing practices of processing facilities in Goal Zero’s supply chain. We also rely upon various industry efforts to influence smelters and refineries to undergo audits and become certified, as appropriate.

3.	Due Diligence Results

Utilizing the process outlined above, we received responses from 19 of the suppliers surveyed. We requested that the surveyed suppliers report at an aggregate company level, specifically with respect to any products sold to Goal Zero. We reviewed the responses to determine whether further engagement with these suppliers was warranted. We considered untimely or incomplete responses as well as inconsistencies within the data reported in the CMRT in making this determination. Assent then worked directly with suppliers to provide revised responses.

The information that we received from a majority of our suppliers was at a company-wide level. Thus, the smelters or refiners identified by the suppliers contained in the tables below may contain smelters or refiners that processed conflict minerals that were supplied to other customers, but not to us. As a result, we are unable to conclusively determine whether the smelters or refiners included in the tables below were used to process the conflict minerals necessary to the functionality or production of Goal Zero’s products during calendar year 2017. Because of this uncertainty, we are also unable to conclusively determine whether each of the countries of origin listed below were the country of origin of conflict minerals in Goal Zero’s products during calendar year 2017, and therefore also unable to conclusively determine the source and chain of custody of those conflict minerals. In addition, the third-party audits conducted by the RMI and the information that we receive from Goal Zero’s suppliers may yield inaccurate or incomplete information. For example, the information received may be incomplete because a supplier may not have received accurate and complete conflict minerals information from all of the suppliers in its own supply chain. We also do not have access to audit reports or detailed findings of the third-party audits conducted as part of the RMAP and, as a result, are not responsible for the quality of these audits or the audit findings.

At our direction, Assent compared the facilities listed in the responses in the CMRTs to the list of smelters maintained by the RMI, and confirmed that the name was listed by RMI. As of May 15, 2018, we have confirmed that 11 smelters or refiners provided in our supplier CMRTs were included on these lists.

If a supplier indicated that a facility was certified as “Conflict-Free,” Assent then confirmed that it was listed as such by RMI . Based on the smelter and refiner lists provided by suppliers through the CMRTs and validated against the RMI legitimate smelters and refiners information as described above, we are aware of: (i) 10 “Conflict-Free” smelters or refiners, (ii) 0 smelters or refiners that have begun the process to be validated as Conflict-Free, which are deemed as active in the RMAP but have not yet been validated as “Conflict-Free”; and (iii) 1 smelter or refiner that is not Conflict-Free and has not started the process to become “Conflict-Free.” Confirmed smelter or refiner sourcing is not generally available through public information sources related to the smelter or refiner however Appendix A does include an aggregate country list of known smelter or refiner sourcing countries. Despite the additional smelter information obtained from these suppliers, in most cases information has been provided on a company or division level, rather than on a product level. Therefore, we cannot ascertain whether the smelters identified by Goal Zero’s suppliers are related to any parts or components actually provided to Goal Zero by the suppliers. Appendix A contains a list of the smelters and refiners that the suppliers that we surveyed reported as being in their supply chains. We have not included in Appendix A any smelters or refiners that we have not been able to validate. Appendix A also includes the facility location and whether a smelter or refiner has been designated “Conflict-Free.”

4.	Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that any conflict minerals in our products have been sourced from the Covered Countries:

a)	Continue to require conflict minerals compliance language in our supplier agreements and refine our internal operating procedures to continue to move towards a “DRC conflict free” supply chain.

b)
In the event that any of our suppliers are found to be providing products containing 3TGs from sources that support conflict in the Covered Countries, work with them to establish alternative sources of 3TGs.

c)	Continue to monitor and track the due diligence progress of our non-RMI suppliers, including the usage of smelters and refiners which have been certified by the RMI.

d)	Continue to invest in conflict minerals due diligence tools.

Appendix A

Metal	Standard Smelter Name	Smelter Facility Location	Smelter ID	RMI Audit Status
Gold	Argor-Heraeus S.A.	SWITZERLAND	CID000077	Conformant
Gold	Asahi Refining USA Inc.	UNITED STATES	CID000920	Conformant
Gold	Elemetal Refining, LLC	UNITED STATES	CID001322	Not Enrolled
Gold	Heraeus Metals Hong Kong Ltd.	CHINA	CID000707	Conformant
Gold	Metalor USA Refining Corporation	UNITED STATES	CID001157	Conformant
Gold	Royal Canadian Mint	CANADA	CID001534	Conformant
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA	CID001622	Conformant
Tin	China Tin Group Co., Ltd.	CHINA	CID001070	Conformant
Tin	Minsur	PERU	CID001182	Conformant
Tin	PT Bukit Timah	INDONESIA	CID001428	Conformant
Tin	Yunnan Tin Company Limited	CHINA	CID002180	Conformant